Filed by Grubhub Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Grubhub Inc.

Commission File No.: 001-36389

197 91 11 243 121 32 Just Eat Takeaway.com to Combine with Grubhub to 174 176 182 Create a Leading Global Online Food Delivery Player 250 175 65 June 2020 255 215 170 69 70 73 197 91 11 243 121 32 Just Eat Takeaway.com to Combine with Grubhub to 174 176 182 Create a Leading Global Online Food Delivery Player 250 175 65 June 2020 255 215 170 69 70 73

Today’s presenters 197 91 11 243 “Matt and I are the two remaining food delivery veterans in the sector, having started our 121 Jitse respective businesses at the turn of the century, albeit on two different continents. Both 32 of us have a firm belief that only businesses with high-quality and profitable growth will Groen sustain in our sector. I am excited that we can create the world’s largest food delivery 174 business outside China. We look forward to welcoming Matt and his team to our CEO “ company and working with them in the future.” 176 182 Jitse Groen, founder of Just Eat Takeaway.com 250 175 65 “I’ve known Jitse since 2007 and his story is much like mine. Combining the companies that Matt 255 started it all will mean that two trailblazing start-ups have become a clear global leader. Maloney 215 We share a focus on a hybrid model that places extra value on volume at independent restaurants, driving profitable growth. Supported by Just Eat Takeaway.com, we intend to 170 CEO accelerate our mission to be the fastest, best and most rewarding way to order food from “ North your favourite local restaurants in North America and around the world. We could not be 69 more excited.” America 70 73 Matt Maloney, founder of Grubhub 2 “ “ Today’s presenters 197 91 11 243 “Matt and I are the two remaining food delivery veterans in the sector, having started our 121 Jitse respective businesses at the turn of the century, albeit on two different continents. Both 32 of us have a firm belief that only businesses with high-quality and profitable growth will Groen sustain in our sector. I am excited that we can create the world’s largest food delivery 174 business outside China. We look forward to welcoming Matt and his team to our CEO “ company and working with them in the future.” 176 182 Jitse Groen, founder of Just Eat Takeaway.com 250 175 65 “I’ve known Jitse since 2007 and his story is much like mine. Combining the companies that Matt 255 started it all will mean that two trailblazing start-ups have become a clear global leader. Maloney 215 We share a focus on a hybrid model that places extra value on volume at independent restaurants, driving profitable growth. Supported by Just Eat Takeaway.com, we intend to 170 CEO accelerate our mission to be the fastest, best and most rewarding way to order food from “ North your favourite local restaurants in North America and around the world. We could not be 69 more excited.” America 70 73 Matt Maloney, founder of Grubhub 2 “ “

Shared history 197 91 11 243 Founded Founded Founded 121 in 2000 in 2001 in 2004 32 174 176 182 250 175 65 255 215 170 69 70 73 3 Shared history 197 91 11 243 Founded Founded Founded 121 in 2000 in 2001 in 2004 32 174 176 182 250 175 65 255 215 170 69 70 73 3

Transaction highlights 197 91 11 243 § Just Eat Takeaway.com N.V. (“JET”) has entered into an agreement with Grubhub to acquire 100% of the shares of Grubhub Inc. 121 (“GRUB”) 32 1 Key Terms § GRUB shareholders will be entitled to receive 0.6710 JET shares in exchange for each GRUB share, representing $75.15 for each 2 2 GRUB share , implying a total equity consideration of $7.3 billion 174 2,3 § GRUB shareholders are expected to own approximately 30.0% of the Combined Group 176 182 § Matt Maloney, CEO of GRUB, to join the JET Management Board and oversee combined North American operations Board and 250 § Two current GRUB Directors will to join the JET Supervisory Board. The JET Supervisory Board will expand from 5 members to 7 Management 175 members 65 § Headquartered and domiciled in Amsterdam, the Netherlands 255 § Headquarters for the North American business will be in Chicago, U.S. 215 HQ and Listing 170 § JET is listed on Euronext Amsterdam and on the Main Market of the London Stock Exchange and will introduce an ADR listing in the U.S. 69 70 § Subject to customary conditions, including JET and GRUB shareholder approval and receipt of regulatory clearances 73 Conditions & Timing § Completion anticipated in Q1 2021 1 In the form of Just Eat Takeaway.com ADRs. 2 Based on the undisturbed closing price of Just Eat Takeaway.com on 09-June-2020 of €98.60, converted to USD from EUR at an exchange rate of 1.13585, the exchange rate at 17:30 CET / 16:30 BST on 9 June 2020. 3 On a fully diluted basis. 4 Transaction highlights 197 91 11 243 § Just Eat Takeaway.com N.V. (“JET”) has entered into an agreement with Grubhub to acquire 100% of the shares of Grubhub Inc. 121 (“GRUB”) 32 1 Key Terms § GRUB shareholders will be entitled to receive 0.6710 JET shares in exchange for each GRUB share, representing $75.15 for each 2 2 GRUB share , implying a total equity consideration of $7.3 billion 174 2,3 § GRUB shareholders are expected to own approximately 30.0% of the Combined Group 176 182 § Matt Maloney, CEO of GRUB, to join the JET Management Board and oversee combined North American operations Board and 250 § Two current GRUB Directors will to join the JET Supervisory Board. The JET Supervisory Board will expand from 5 members to 7 Management 175 members 65 § Headquartered and domiciled in Amsterdam, the Netherlands 255 § Headquarters for the North American business will be in Chicago, U.S. 215 HQ and Listing 170 § JET is listed on Euronext Amsterdam and on the Main Market of the London Stock Exchange and will introduce an ADR listing in the U.S. 69 70 § Subject to customary conditions, including JET and GRUB shareholder approval and receipt of regulatory clearances 73 Conditions & Timing § Completion anticipated in Q1 2021 1 In the form of Just Eat Takeaway.com ADRs. 2 Based on the undisturbed closing price of Just Eat Takeaway.com on 09-June-2020 of €98.60, converted to USD from EUR at an exchange rate of 1.13585, the exchange rate at 17:30 CET / 16:30 BST on 9 June 2020. 3 On a fully diluted basis. 4

Creating a global online food delivery player… 2000 - 2007 197 91 11 1 Americas Europe 243 Country 121 32 174 176 182 250 175 65 255 215 170 69 70 73 1 Number one position Company presence Source: Company information. 1 Management estimates 5 Creating a global online food delivery player… 2000 - 2007 197 91 11 1 Americas Europe 243 Country 121 32 174 176 182 250 175 65 255 215 170 69 70 73 1 Number one position Company presence Source: Company information. 1 Management estimates 5

Creating a global online food delivery player… 2000 - 2007 197 91 11 1 Americas Europe 243 Country 121 32 174 176 182 250 175 65 255 215 170 69 70 73 1 Number one position Company presence Source: Company information. 1 Management estimates 6 Creating a global online food delivery player… 2000 - 2007 197 91 11 1 Americas Europe 243 Country 121 32 174 176 182 250 175 65 255 215 170 69 70 73 1 Number one position Company presence Source: Company information. 1 Management estimates 6

Creating a global online food delivery player… 2007 - 2012 197 91 11 5 Americas Europe 243 Countries 121 32 174 176 182 250 175 65 255 215 170 69 70 73 1 Number one position Company presence Source: Company information. 1 Management estimates 7 Creating a global online food delivery player… 2007 - 2012 197 91 11 5 Americas Europe 243 Countries 121 32 174 176 182 250 175 65 255 215 170 69 70 73 1 Number one position Company presence Source: Company information. 1 Management estimates 7

Creating a global online food delivery player… 2014 197 91 11 7 Americas Europe 243 Countries 121 32 174 176 182 250 175 65 255 215 170 69 70 73 1 Number one position Company presence Source: Company information. 1 Management estimates 8 Creating a global online food delivery player… 2014 197 91 11 7 Americas Europe 243 Countries 121 32 174 176 182 250 175 65 255 215 170 69 70 73 1 Number one position Company presence Source: Company information. 1 Management estimates 8

Creating a global online food delivery player… 2019 197 91 11 11 Americas Europe 243 Countries 121 32 174 176 182 250 175 65 255 215 170 69 Israel 70 73 1 Number one position Company presence Source: Company information. 1 Management estimates 9 Creating a global online food delivery player… 2019 197 91 11 11 Americas Europe 243 Countries 121 32 174 176 182 250 175 65 255 215 170 69 Israel 70 73 1 Number one position Company presence Source: Company information. 1 Management estimates 9

Creating a global online food delivery player… 2020 197 91 11 24 Americas Europe 243 Countries 121 32 174 176 182 250 175 65 255 215 170 Australia & 69 New Israel 70 Zealand 73 1 Joint Ventures / Partnerships Number one position Company presence Source: Company information. 1 Management estimates 10 Creating a global online food delivery player… 2020 197 91 11 24 Americas Europe 243 Countries 121 32 174 176 182 250 175 65 255 215 170 Australia & 69 New Israel 70 Zealand 73 1 Joint Ventures / Partnerships Number one position Company presence Source: Company information. 1 Management estimates 10

Creating a global online food delivery player… 197 91 11 25 Americas Europe 243 Countries 121 32 +360k 174 1,2 Restaurants 176 182 >70m 250 Active 175 2 Consumers 65 >700m 255 215 Addressable 2,3 170 Population Australia & 69 New Israel ~10% 70 Zealand 4 73 Penetration 5 Grubhub Joint Ventures / Partnerships Number one position Company presence Source: Company Information, Eurostat, StatCA, US Census Bureau, Australian Bureau of Statistics, New Zealand Bureau of Statistics and Israel Democracy Institute Note: Restaurants and active consumers as at Q1 2020. 1 Partnered restaurants only (for which there is a contract). 2 Excludes Mexico, Brazil and Colombia. 3 Addressable population aged over 15 years (Source: EU country data as per Eurostat as at 1-Jan-2019, StatCA as at 1-Jul-2019, US Census Bureau at 31-Dec-2018, Australian Bureau of Statistics as at 30-Jun-2019, New Zealand Bureau of Statistics as at 31-Dec- 2019 and Israel Democracy Institute as at 31-Dec-2019.) 4 Defined as active consumers as a percentage of addressable population aged over 15 years (exc. Mexico). 5 Management estimates 11 Just Eat Takeaway.com JET Joint Ventures / Partnerships Creating a global online food delivery player… 197 91 11 25 Americas Europe 243 Countries 121 32 +360k 174 1,2 Restaurants 176 182 >70m 250 Active 175 2 Consumers 65 >700m 255 215 Addressable 2,3 170 Population Australia & 69 New Israel ~10% 70 Zealand 4 73 Penetration 5 Grubhub Joint Ventures / Partnerships Number one position Company presence Source: Company Information, Eurostat, StatCA, US Census Bureau, Australian Bureau of Statistics, New Zealand Bureau of Statistics and Israel Democracy Institute Note: Restaurants and active consumers as at Q1 2020. 1 Partnered restaurants only (for which there is a contract). 2 Excludes Mexico, Brazil and Colombia. 3 Addressable population aged over 15 years (Source: EU country data as per Eurostat as at 1-Jan-2019, StatCA as at 1-Jul-2019, US Census Bureau at 31-Dec-2018, Australian Bureau of Statistics as at 30-Jun-2019, New Zealand Bureau of Statistics as at 31-Dec- 2019 and Israel Democracy Institute as at 31-Dec-2019.) 4 Defined as active consumers as a percentage of addressable population aged over 15 years (exc. Mexico). 5 Management estimates 11 Just Eat Takeaway.com JET Joint Ventures / Partnerships

… with nearly 600m orders worth c.€14bn in 2019 197 91 11 243 121 1 2 3 32 FY2019 Active Consumers Orders GMV Revenue Adj. EBITDA 174 176 €8.4bn €1.5bn €234m 48m 413m $9.4bn $1.7bn $260m 182 250 175 65 €5.3bn €1.2bn €168m 23m 180m $5.9bn $1.3bn $186m 255 215 170 €13.7bn €2.7bn €402m 69 71m 593m + $15.3bn $3.0bn $447m 70 73 Note: Based on FY19 financials. FX rate: USD/EUR: 0.9000 . Just Eat Takeaway.com figures based on unaudited financials. Grubhub financials prepared in accordance with US GAAP, Just Eat Takeaway.com financials prepared in accordance with IFRS. For JET, the acquisition in Germany is not pro forma for the full year but accounted for from the acquisition date. 1 As defined by each party in their filings. 2 Gross Food Sales for Grubhub 3 Adj. EBITDA for Takeaway.com defined as EBITDA before long term employee incentive costs, share of loss of joint ventures, non-recurring items and income tax expense. Underlying EBITDA for Just Eat defined as EBITDA, less the results of associates, share based payments expenses, acquisition transaction and integration costs, significant restructuring programmes, foreign exchange and other gains and losses. Adj. EBITDA for Grubhub excludes acquisition, restructuring, legal costs and stock based compensation. 12 … with nearly 600m orders worth c.€14bn in 2019 197 91 11 243 121 1 2 3 32 FY2019 Active Consumers Orders GMV Revenue Adj. EBITDA 174 176 €8.4bn €1.5bn €234m 48m 413m $9.4bn $1.7bn $260m 182 250 175 65 €5.3bn €1.2bn €168m 23m 180m $5.9bn $1.3bn $186m 255 215 170 €13.7bn €2.7bn €402m 69 71m 593m + $15.3bn $3.0bn $447m 70 73 Note: Based on FY19 financials. FX rate: USD/EUR: 0.9000 . Just Eat Takeaway.com figures based on unaudited financials. Grubhub financials prepared in accordance with US GAAP, Just Eat Takeaway.com financials prepared in accordance with IFRS. For JET, the acquisition in Germany is not pro forma for the full year but accounted for from the acquisition date. 1 As defined by each party in their filings. 2 Gross Food Sales for Grubhub 3 Adj. EBITDA for Takeaway.com defined as EBITDA before long term employee incentive costs, share of loss of joint ventures, non-recurring items and income tax expense. Underlying EBITDA for Just Eat defined as EBITDA, less the results of associates, share based payments expenses, acquisition transaction and integration costs, significant restructuring programmes, foreign exchange and other gains and losses. Adj. EBITDA for Grubhub excludes acquisition, restructuring, legal costs and stock based compensation. 12

How Grubhub enhances our long-term success 197 91 11 243 121 Combining with Grubhub is consistent with our long-term mission to become the best 32 food delivery company on the planet 174 176 Offers a chance to acquire already profitable leadership positions in one of the world's 182 largest markets 250 Grubhub delivers leading positions in key U.S. markets and is the only asset in the U.S. 175 65 with a profitable hybrid model 255 Combination of SkipTheDishes and Grubhub leverages two leading North American 215 companies 170 69 Increased scale, diversity and cash flow greatly enhance the combined business’ 70 competitiveness 73 13 How Grubhub enhances our long-term success 197 91 11 243 121 Combining with Grubhub is consistent with our long-term mission to become the best 32 food delivery company on the planet 174 176 Offers a chance to acquire already profitable leadership positions in one of the world's 182 largest markets 250 Grubhub delivers leading positions in key U.S. markets and is the only asset in the U.S. 175 65 with a profitable hybrid model 255 Combination of SkipTheDishes and Grubhub leverages two leading North American 215 companies 170 69 Increased scale, diversity and cash flow greatly enhance the combined business’ 70 competitiveness 73 13

Compelling investment case for combined group 197 91 11 243 1 Creating the world’s largest food delivery company 1 121 32 174 Company built around four of the world’s largest profit pools in food delivery 2 176 182 Combination of Grubhub and SkipTheDishes creating a North American leader 3 250 175 65 Grubhub has an advantage in the U.S. market combining a nationwide footprint, hybrid model and diversified portfolio 4 255 215 170 Enhanced scale and leading positions increase ability to invest and leverage best practices globally 5 69 70 73 Founder-led management team, with a proven track record of building leading positions in markets of scale 6 1 Outside of China, measured by GMV and revenue 14 Compelling investment case for combined group 197 91 11 243 1 Creating the world’s largest food delivery company 1 121 32 174 Company built around four of the world’s largest profit pools in food delivery 2 176 182 Combination of Grubhub and SkipTheDishes creating a North American leader 3 250 175 65 Grubhub has an advantage in the U.S. market combining a nationwide footprint, hybrid model and diversified portfolio 4 255 215 170 Enhanced scale and leading positions increase ability to invest and leverage best practices globally 5 69 70 73 Founder-led management team, with a proven track record of building leading positions in markets of scale 6 1 Outside of China, measured by GMV and revenue 14

1 Creating the world’s largest food delivery company outside of China with c.€2.7bn revenues 197 91 11 Revenue, EBITDA (€m, 2019) 243 121 2,694 32 2,259 174 176 1,465 182 250 ~850 175 4 402 ~350 65 255 215 170 (405) (431) 69 70 (1,235) 73 2 3 5 1 Uber Eats Delivery Hero Doordash Postmates Note: Based on selected players in online food delivery only (applies to chart only, not the headline). Financials from company filings and publically available information. FX rate: USD/EUR: 0.9000. 1 Uber Eats EBITDA figures do not include the allocation of Corporate G&A and Platform R&D costs and exclude stock based compensation expense. 2 Not including Woowa acquisition. 3 Source: Rumoured revenue and EBITDA for 2019 as per Theinformation.com (4-Dec-2019). 4 Rumoured revenue for 2018 as per Techcrunch (10-Jan-2019). 5 Rumoured to be “not profitable” as per Forbes (Sep- 19-2019). 15 1 Creating the world’s largest food delivery company outside of China with c.€2.7bn revenues 197 91 11 Revenue, EBITDA (€m, 2019) 243 121 2,694 32 2,259 174 176 1,465 182 250 ~850 175 4 402 ~350 65 255 215 170 (405) (431) 69 70 (1,235) 73 2 3 5 1 Uber Eats Delivery Hero Doordash Postmates Note: Based on selected players in online food delivery only (applies to chart only, not the headline). Financials from company filings and publically available information. FX rate: USD/EUR: 0.9000. 1 Uber Eats EBITDA figures do not include the allocation of Corporate G&A and Platform R&D costs and exclude stock based compensation expense. 2 Not including Woowa acquisition. 3 Source: Rumoured revenue and EBITDA for 2019 as per Theinformation.com (4-Dec-2019). 4 Rumoured revenue for 2018 as per Techcrunch (10-Jan-2019). 5 Rumoured to be “not profitable” as per Forbes (Sep- 19-2019). 15

2 A platform built around four of the world’s largest profit pools 197 91 11 243 121 32 174 176 182 250 FY 2019 UK Netherlands USA Germany 175 65 Addressable 54.7m 14.5m 266.0m 71.8m 1 255 Population 215 170 2 Penetration 25% 33% 9% 15% 69 Margin expected 3 3 201 59 168 5 Investing for Adj. EBITDA (€m) 70 to trend towards growth Dutch margin % margin 73 41.1% 48.8% 14.2% 2.4% over time Source: Companies information, Eurostat, US Census Bureau. Note: FX rate: USD/EUR: 0.9000 for Grubhub and GBP/EUR: 1.1000 for UK . Note: Just Eat Takeaway.com figures based on unaudited financials. Grubhub financials prepared in accordance with US GAAP, Just Eat Takeaway.com prepared in accordance with IFRS. 1 Addressable population aged over 15 years old. UK, Netherlands and Germany population as per Eurostat at 1-Jan-2019, US as per 2019 US Census Bureau. 2 Penetration is the % total active consumers over the respective country addressable population. Active consumers as of April 2020 for JET and as of Mar 2020 for GRUB. 3 Limited comparability of Country EBITDA due to different accounting standards. Grubhub financials prepared in accordance with US GAAP, Just Eat Takeaway.com prepared in accordance with IFRS. Adj. EBITDA for Takeaway.com defined as EBITDA before long term employee incentive costs, share of loss of joint ventures, non-recurring items and income tax expense. Underlying EBITDA for Just Eat defined as EBITDA, less the results of associates, share based payments expenses, acquisition transaction and integration costs, significant restructuring programmes, foreign exchange and other gains and losses. Adj. EBITDA for Grubhub excludes acquisition, restructuring, legal costs and stock based compensation. Includes the FY19 acquired business (Flyt, Practi and City Pantry). 16 2 A platform built around four of the world’s largest profit pools 197 91 11 243 121 32 174 176 182 250 FY 2019 UK Netherlands USA Germany 175 65 Addressable 54.7m 14.5m 266.0m 71.8m 1 255 Population 215 170 2 Penetration 25% 33% 9% 15% 69 Margin expected 3 3 201 59 168 5 Investing for Adj. EBITDA (€m) 70 to trend towards growth Dutch margin % margin 73 41.1% 48.8% 14.2% 2.4% over time Source: Companies information, Eurostat, US Census Bureau. Note: FX rate: USD/EUR: 0.9000 for Grubhub and GBP/EUR: 1.1000 for UK . Note: Just Eat Takeaway.com figures based on unaudited financials. Grubhub financials prepared in accordance with US GAAP, Just Eat Takeaway.com prepared in accordance with IFRS. 1 Addressable population aged over 15 years old. UK, Netherlands and Germany population as per Eurostat at 1-Jan-2019, US as per 2019 US Census Bureau. 2 Penetration is the % total active consumers over the respective country addressable population. Active consumers as of April 2020 for JET and as of Mar 2020 for GRUB. 3 Limited comparability of Country EBITDA due to different accounting standards. Grubhub financials prepared in accordance with US GAAP, Just Eat Takeaway.com prepared in accordance with IFRS. Adj. EBITDA for Takeaway.com defined as EBITDA before long term employee incentive costs, share of loss of joint ventures, non-recurring items and income tax expense. Underlying EBITDA for Just Eat defined as EBITDA, less the results of associates, share based payments expenses, acquisition transaction and integration costs, significant restructuring programmes, foreign exchange and other gains and losses. Adj. EBITDA for Grubhub excludes acquisition, restructuring, legal costs and stock based compensation. Includes the FY19 acquired business (Flyt, Practi and City Pantry). 16

Page 17 3 Creating a North American Leader 197 91 11 243 121 32 Grubhub is leading in 100+ Number 1 markets in the U.S., 174 online food 176 including New York, delivery player 182 its largest market in Canada 250 and the largest 175 U.S. market 65 for takeout 255 215 170 69 70 1 City presence 73 1 Source: Company information, market shares based on meal delivery share of sales, as of Mar-2020, as per Second Measure. Orange dots refer to illustrative SkipTheDishes city presence, Red dots refer to Grubhub. 17 Page 17 3 Creating a North American Leader 197 91 11 243 121 32 Grubhub is leading in 100+ Number 1 markets in the U.S., 174 online food 176 including New York, delivery player 182 its largest market in Canada 250 and the largest 175 U.S. market 65 for takeout 255 215 170 69 70 1 City presence 73 1 Source: Company information, market shares based on meal delivery share of sales, as of Mar-2020, as per Second Measure. Orange dots refer to illustrative SkipTheDishes city presence, Red dots refer to Grubhub. 17 add leading in 100's of cities and profitable in 95%+, representing Page 17 99%+ of orders as per Adam deWitt comments? 3 Creating a North American Leader (continued) 197 91 11 243 Who Is Grubhub? Grubhub Highlights 121 32 Delivery for independent restaurants at scale and profitable 174 Founded in 2004 in Chicago 176 182 Hybrid delivery / marketplace model and focus on independent restaurants has created long-term sustainable, 250 profitable model Expanded nationally in 2007 as pure 175 marketplace model 65 Positive Adjusted EBITDA every quarter since going public 255 215 Merged with Seamless (NY leader) in Competition from QSR-focused, highly unprofitable peers 170 2013 and IPO in 2014 refocused company on restaurant supply and diner value - 69 strategy working 70 73 Added delivery capabilities in 2015 Growth has accelerated materially over the last 2 months Source: Company information. 18 Positive Adjusted EBITDA every quarter since going public add leading in 100's of cities and profitable in 95%+, representing Page 17 99%+ of orders as per Adam deWitt comments? 3 Creating a North American Leader (continued) 197 91 11 243 Who Is Grubhub? Grubhub Highlights 121 32 Delivery for independent restaurants at scale and profitable 174 Founded in 2004 in Chicago 176 182 Hybrid delivery / marketplace model and focus on independent restaurants has created long-term sustainable, 250 profitable model Expanded nationally in 2007 as pure 175 marketplace model 65 Positive Adjusted EBITDA every quarter since going public 255 215 Merged with Seamless (NY leader) in Competition from QSR-focused, highly unprofitable peers 170 2013 and IPO in 2014 refocused company on restaurant supply and diner value - 69 strategy working 70 73 Added delivery capabilities in 2015 Growth has accelerated materially over the last 2 months Source: Company information. 18 Positive Adjusted EBITDA every quarter since going public

4 Grubhub’s differentiated offering provides it with unique advantages 197 91 11 243 High growth hybrid business model… … with a highly diversified portfolio 121 32 YoY 2018 2019 174 Growth 176 182 >210,000 live partner B2C Live restaurants across 4,000+ cities 106,000 153,000 43.9% 250 Restaurants 175 Grubhub has less than 15% QSR volume, as it places extra >210,000 value on volume at independent restaurants 65 as of May-2020 255 215 Orders (m) 159 180 12.9% 170 69 Corporate 70 Active Diners 73 17.7 22.6 27.9% Leading corporate business player (m) Source: Company information. 19 4 Grubhub’s differentiated offering provides it with unique advantages 197 91 11 243 High growth hybrid business model… … with a highly diversified portfolio 121 32 YoY 2018 2019 174 Growth 176 182 >210,000 live partner B2C Live restaurants across 4,000+ cities 106,000 153,000 43.9% 250 Restaurants 175 Grubhub has less than 15% QSR volume, as it places extra >210,000 value on volume at independent restaurants 65 as of May-2020 255 215 Orders (m) 159 180 12.9% 170 69 Corporate 70 Active Diners 73 17.7 22.6 27.9% Leading corporate business player (m) Source: Company information. 19

4 Grubhub provides an attractive combination of scale, growth and profitability 197 Grubhub is profitable 91 in ~85% of its markets, 11 which represent ~100% of its orders 1 Revenue (€bn) Adj. EBITDA (€m) GMV (€bn) 243 121 32 33.6% 16.9% 47.5% 30.3% $1.51 $1.47 $1.04 5.3 174 Initiatives and 1.2 investments 176 announced in Oct-2019 4.6 182 intended to accelerate 210 growth 0.9 250 175 3.4 168 166 65 0.6 255 215 170 69 70 73 2017 2018 2019 2017 2018 2019 2017 2018 2019 Note: FX rate: USD/EUR: 0.9000 . 1 Adj. EBITDA excludes acquisition, restructuring, legal costs and stock based compensation. Adj. EBITDA Y-o-Y Growth per order 20 4 Grubhub provides an attractive combination of scale, growth and profitability 197 Grubhub is profitable 91 in ~85% of its markets, 11 which represent ~100% of its orders 1 Revenue (€bn) Adj. EBITDA (€m) GMV (€bn) 243 121 32 33.6% 16.9% 47.5% 30.3% $1.51 $1.47 $1.04 5.3 174 Initiatives and 1.2 investments 176 announced in Oct-2019 4.6 182 intended to accelerate 210 growth 0.9 250 175 3.4 168 166 65 0.6 255 215 170 69 70 73 2017 2018 2019 2017 2018 2019 2017 2018 2019 Note: FX rate: USD/EUR: 0.9000 . 1 Adj. EBITDA excludes acquisition, restructuring, legal costs and stock based compensation. Adj. EBITDA Y-o-Y Growth per order 20

5 Combined company with strong ability to invest 197 91 11 1 Adj. EBITDA (€m, LFY) 243 121 32 408 402 174 176 Combined 321 182 168 210 cumulative EBITDA 250 175 166 generation of +€1bn 65 255 over the 2017-2019 234 215 198 156 170 period 69 2017 2018 2019 70 73 Just Eat Takeaway.com Grubhub Note: Just Eat Takeaway.com figures based on unaudited financials. Grubhub financials prepared in accordance with US GAAP, Just Eat Takeaway.com prepared in accordance with IFRS. FX rate: USD/EUR: 0.9000. 1 Adj. EBITDA for Takeaway.com defined as EBITDA before long term employee incentive costs, share of loss of joint ventures, non-recurring items and income tax expense. Underlying EBITDA for Just Eat defined as EBITDA, less the results of associates, share based payments expenses, acquisition transaction and integration costs, significant restructuring programmes, foreign exchange and other gains and losses. Adj. EBITDA for Grubhub excludes acquisition, restructuring, legal costs and stock based compensation. 21 5 Combined company with strong ability to invest 197 91 11 1 Adj. EBITDA (€m, LFY) 243 121 32 408 402 174 176 Combined 321 182 168 210 cumulative EBITDA 250 175 166 generation of +€1bn 65 255 over the 2017-2019 234 215 198 156 170 period 69 2017 2018 2019 70 73 Just Eat Takeaway.com Grubhub Note: Just Eat Takeaway.com figures based on unaudited financials. Grubhub financials prepared in accordance with US GAAP, Just Eat Takeaway.com prepared in accordance with IFRS. FX rate: USD/EUR: 0.9000. 1 Adj. EBITDA for Takeaway.com defined as EBITDA before long term employee incentive costs, share of loss of joint ventures, non-recurring items and income tax expense. Underlying EBITDA for Just Eat defined as EBITDA, less the results of associates, share based payments expenses, acquisition transaction and integration costs, significant restructuring programmes, foreign exchange and other gains and losses. Adj. EBITDA for Grubhub excludes acquisition, restructuring, legal costs and stock based compensation. 21

6 Founder-led management team, with a proven track record of building leading positions 197 in markets of scale 91 11 243 121 32 174 176 Jörg Gerbig 182 Jitse Groen Matt Maloney Brent Wissink COO CEO CEO North America CFO 250 Founded Lieferando.de Joined Takeaway.com 175 Founded Takeaway.com Founded Grubhub 2009 2000 2004 2011 65 255 Proven track record of building leading positions 215 55+ years of combined experience in food delivery in markets of scale 170 69 70 Founders of Takeaway.com, Grubhub, Lieferando, Track record of successful execution of M&A, 73 Pyszne, Takeaway.com Bulgaria and 10bis integration programmes and capital markets still active in the company Source: Company information. 22 6 Founder-led management team, with a proven track record of building leading positions 197 in markets of scale 91 11 243 121 32 174 176 Jörg Gerbig 182 Jitse Groen Matt Maloney Brent Wissink COO CEO CEO North America CFO 250 Founded Lieferando.de Joined Takeaway.com 175 Founded Takeaway.com Founded Grubhub 2009 2000 2004 2011 65 255 Proven track record of building leading positions 215 55+ years of combined experience in food delivery in markets of scale 170 69 70 Founders of Takeaway.com, Grubhub, Lieferando, Track record of successful execution of M&A, 73 Pyszne, Takeaway.com Bulgaria and 10bis integration programmes and capital markets still active in the company Source: Company information. 22

Slide 22 Combining JE+TKWY above the arrow, but now below makes no sense. Better to remove JE acquisitions and just refer to the combination of both companies 6 Strong track record in consistently delivering significant value creation 197 91 11 Market 243 Capitalisation 121 32 €14.7bn 174 €12.2bn 176 182 250 175 65 €5bn+ 255 215 170 €1bn €230m c. €50.00 €40m 69 2000 2012 2014 2016 Jul-19 Feb-20 Jun-20 70 st nd Jitse Groen starts 1 external 2 external Just Eat 73 IPO Prior to 7 Thuisbezorgd.nl investment investment Takeaway.com Today (€175m primary)⁴ Just Eat merger⁵ 1 2 3 6 with 100 Guilders (€13m) (€74m) merger Note: Represents Takeaway.com equity values over time. 1 Source: https://fd..nl/profile/1300796/bedenker-thuisbezorgd-nl-vindt-zichzelf-geen-ondernemer. 2 Source: https://www.primeventures.com/news/takeawaycom-raises-eur-13-millil=on-funding-prime-ventures. 3 Source: https//newmobility.news/2019/07/30/takeaway-com-to-take-over-just-eat. 4 Source: press release dated30-09-2016 – Takeaway.com initial public offering at EUR23 per share. 5 As at 26-Jul-2019. Share price of €83.55 and ordinary shares outstanding of 61.2m (as per 2.7 announcement). 6 As at 3-Feb-2020. Share price of €88.95 and ordinary shares outstanding of 137.6m. 7 As at 5-Jun-2020. Share price of €99.00 and ordinary shares outstanding of 149.4m. 23 Slide 22 Combining JE+TKWY above the arrow, but now below makes no sense. Better to remove JE acquisitions and just refer to the combination of both companies 6 Strong track record in consistently delivering significant value creation 197 91 11 Market 243 Capitalisation 121 32 €14.7bn 174 €12.2bn 176 182 250 175 65 €5bn+ 255 215 170 €1bn €230m c. €50.00 €40m 69 2000 2012 2014 2016 Jul-19 Feb-20 Jun-20 70 st nd Jitse Groen starts 1 external 2 external Just Eat 73 IPO Prior to 7 Thuisbezorgd.nl investment investment Takeaway.com Today (€175m primary)⁴ Just Eat merger⁵ 1 2 3 6 with 100 Guilders (€13m) (€74m) merger Note: Represents Takeaway.com equity values over time. 1 Source: https://fd..nl/profile/1300796/bedenker-thuisbezorgd-nl-vindt-zichzelf-geen-ondernemer. 2 Source: https://www.primeventures.com/news/takeawaycom-raises-eur-13-millil=on-funding-prime-ventures. 3 Source: https//newmobility.news/2019/07/30/takeaway-com-to-take-over-just-eat. 4 Source: press release dated30-09-2016 – Takeaway.com initial public offering at EUR23 per share. 5 As at 26-Jul-2019. Share price of €83.55 and ordinary shares outstanding of 61.2m (as per 2.7 announcement). 6 As at 3-Feb-2020. Share price of €88.95 and ordinary shares outstanding of 137.6m. 7 As at 5-Jun-2020. Share price of €99.00 and ordinary shares outstanding of 149.4m. 23

Add flags for Denmark, Ireland, Italy, Spain, UK, Just Eat integration well underway and on track 197 91 11 To be migrated Completed • Just Eat continental European markets 243 on a rolling basis to migrate to the Takeaway.com 121 Platform technology platform 32 Unification • Unified operating model taking best of 174 both of the legacy businesses 176 182 • Local brands to adopt Takeaway.com Global branding, creating a global brand 250 Branding identity 175 65 255 Defend and 215 Investing in enhance top Scoober Head Office Platform Restaurant of mind Launches in Other Initiatives 170 integration Enhance- Supply brand Key Cities ments awareness 69 70 73 Integration Management Office established to leverage Just Eat and Takeaway.com’s integration expertise, with execution now well underway Source: Company information. 24 Add flags for Denmark, Ireland, Italy, Spain, UK, Just Eat integration well underway and on track 197 91 11 To be migrated Completed • Just Eat continental European markets 243 on a rolling basis to migrate to the Takeaway.com 121 Platform technology platform 32 Unification • Unified operating model taking best of 174 both of the legacy businesses 176 182 • Local brands to adopt Takeaway.com Global branding, creating a global brand 250 Branding identity 175 65 255 Defend and 215 Investing in enhance top Scoober Head Office Platform Restaurant of mind Launches in Other Initiatives 170 integration Enhance- Supply brand Key Cities ments awareness 69 70 73 Integration Management Office established to leverage Just Eat and Takeaway.com’s integration expertise, with execution now well underway Source: Company information. 24

Financial highlights: current trading update 197 91 11 + 243 121 32 174 April & May YTD to May April & May YTD to May April & May 176 182 2020 2020 2020 2020 2020 250 175 1 Orders 96m 208m 39m 86m 135m 65 255 215 170 41% 37% 28% Year-on-Year 23% 69 11% 1 70 Order growth 73 Source: Company information. 1 As defined by each party in their most recent public filings. 25 Financial highlights: current trading update 197 91 11 + 243 121 32 174 April & May YTD to May April & May YTD to May April & May 176 182 2020 2020 2020 2020 2020 250 175 1 Orders 96m 208m 39m 86m 135m 65 255 215 170 41% 37% 28% Year-on-Year 23% 69 11% 1 70 Order growth 73 Source: Company information. 1 As defined by each party in their most recent public filings. 25

Financial highlights: current trading update (continued) 197 91 11 April & May YTD to May 243 1 121 Orders (m) 2020 2019 Growth 2020 2019 Growth 32 United Kingdom 29 22 33% 62 54 15% 174 176 2 182 Germany 18 12 48% 40 31 30% 250 Canada 15 8 97% 29 19 51% 175 65 Netherlands 9 6 38% 19 15 22% 255 215 170 Rest of the World 25 20 24% 58 50 16% 69 U.S. 39 30 28% 86 77 11% 70 73 + 135 98 37% 294 247 19% Source: Company information. 1 As defined by each party in their most recent public filings. 2 Aggregated German orders, including pre-acquisition. 26 Financial highlights: current trading update (continued) 197 91 11 April & May YTD to May 243 1 121 Orders (m) 2020 2019 Growth 2020 2019 Growth 32 United Kingdom 29 22 33% 62 54 15% 174 176 2 182 Germany 18 12 48% 40 31 30% 250 Canada 15 8 97% 29 19 51% 175 65 Netherlands 9 6 38% 19 15 22% 255 215 170 Rest of the World 25 20 24% 58 50 16% 69 U.S. 39 30 28% 86 77 11% 70 73 + 135 98 37% 294 247 19% Source: Company information. 1 As defined by each party in their most recent public filings. 2 Aggregated German orders, including pre-acquisition. 26

Anticipated transaction timetable 197 91 11 243 121 § Just Eat Takeaway.com circular published 32 H2 § Just Eat Takeaway.com shareholder meeting 2020 174 § Initial filing of Just Eat Takeaway.com F-4 Registration Statement in the U.S. 176 182 250 175 § EU prospectus published by Just Eat Takeaway.com 65 § Just Eat Takeaway.com F-4 Registration Statement goes effective in the U.S. Q1 255 § Grubhub proxy statement mailed to Grubhub shareholders 2021 215 § Grubhub shareholder meeting 170 § Completion of transaction 69 70 73 27 Anticipated transaction timetable 197 91 11 243 121 § Just Eat Takeaway.com circular published 32 H2 § Just Eat Takeaway.com shareholder meeting 2020 174 § Initial filing of Just Eat Takeaway.com F-4 Registration Statement in the U.S. 176 182 250 175 § EU prospectus published by Just Eat Takeaway.com 65 § Just Eat Takeaway.com F-4 Registration Statement goes effective in the U.S. Q1 255 § Grubhub proxy statement mailed to Grubhub shareholders 2021 215 § Grubhub shareholder meeting 170 § Completion of transaction 69 70 73 27

197 91 11 243 121 32 174 176 Questions & Answers 182 250 175 65 255 215 170 69 70 73 28 197 91 11 243 121 32 174 176 Questions & Answers 182 250 175 65 255 215 170 69 70 73 28

Legal Disclaimer 197 91 11 NOT FOR RELEASE, PRESENTATION, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION. 243 This presentation has been prepared by Just Eat Takeaway.com N.V. (“Just Eat Takeaway.com”) and Grubhub Inc. (“Grubhub”) in connection with the proposed acquisition of Grubhub by Just Eat Takeaway.com in an all-stock 121 transaction (the “Proposed Merger”). These slides do not purport to contain all the information that may be necessary or desirable to fully and accurately value Just Eat Takeaway.com, Grubhub or the business prospects of the Proposed Merger. The information set out in this presentation is not intended to form the basis of any contract. By attending (whether in person, by telephone or webcast) this presentation or by reading the presentation slides, you 32 agree to the conditions set out below. You should conduct your own independent analysis of Just Eat Takeaway.com, Grubhub and the Proposed Merger, including consulting your own independent advisers in order to make an independent determination of the suitability, merits and consequences of the Proposed Merger. You should not base any behaviour in relation to financial instruments related to Just Eat Takeaway.com’s or Grubhub’s securities or any other securities and investments on information contained in this presentation until after such information is made publicly available by Just Eat Takeaway.com or Grubhub or any of their advisers. Any dealing or encouraging 174 others to deal on the basis of such information may amount to insider dealing under the Criminal Justice Act 1993 and/or market abuse under the Market Abuse Regulation (and/or, as applicable, such regulation as it forms part of the domestic UK law by virtue of section 3 of the European Union (Withdrawal) Act 2018 as amended from time to time). 176 None of Just Eat Takeaway.com, Grubhub, or any of their respective shareholders, subsidiaries, affiliates, associates, or their respective directors, officers, partners, employees, representatives and advisers (the “Relevant Parties”) 182 makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this presentation, or otherwise made available, nor as to the reasonableness of any assumption contained herein or therein, and any liability therefor (including in respect of direct, indirect, consequential loss or damage) is expressly disclaimed. Nothing contained herein or therein is, or shall be relied upon as, a promise or representation, whether as to the past or the future and no reliance, in whole or in part, should be placed on the fairness, accuracy, completeness or correctness of the information contained herein or therein. This presentation 250 includes only summary information and does not purport to be comprehensive. The information contained in this presentation has not been independently verified. Further, nothing in this presentation should be construed as constituting legal, business, tax, actuarial, financial or other specialist advice. None of the Relevant Parties has independently verified the material in this presentation. No statement in this presentation (including any statement of 175 estimated synergies) is, nor is any intended to be a profit forecast or estimate for any period and no statement in this presentation should be interpreted to mean that cash flow from operations, free cash flow, earnings, earnings per share or income on a clean current cost of supplies basis for Just Eat Takeaway.com or Grubhub or the combined group, as appropriate, for the current or future financial years would necessarily match or exceed the historical 65 published cash flow from operations, free cash flow, earnings, earnings per share or income on a clean current cost of supplies basis for Just Eat Takeaway.com or Grubhub, as appropriate. Statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to may not be 255 achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. Neither Grubhub nor its directors will be responsible for any statement on synergies or any information set out in this presentation relating to Just Eat Takeaway.com or its group. Neither Just Eat Takeaway.com nor its directors will be responsible for any information set out in this presentation relating to Grubhub or its 215 group. No statement in this presentation should be construed as a profit forecast or interpreted to mean that the combined group's earnings in the first full year following implementation of the Proposed Merger, or in any subsequent period, would necessarily match or be greater than or be less than those of Just Eat Takeaway.com or Grubhub for the relevant preceding financial period or any other period. As a result of rounding, the totals of data 170 presented in this presentation may vary slightly from the actual arithmetic totals of such data. The companies in which Just Eat Takeaway.com directly and indirectly owns investments are separate entities. In this presentation “Just Eat Takeaway.com” is sometimes used for convenience where references are made to Just Eat Takeaway.com and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is 69 served by identifying the particular company or companies. Similar references are made to “Grubhub” with similar logical application. 70 Just Eat Takeaway.com is a Dutch company subject to Dutch and UK procedural and disclosure requirements that are different from those of the U.S. Certain financial statements or other information included in this presentation 73 may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the U.S. 29 Legal Disclaimer 197 91 11 NOT FOR RELEASE, PRESENTATION, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION. 243 This presentation has been prepared by Just Eat Takeaway.com N.V. (“Just Eat Takeaway.com”) and Grubhub Inc. (“Grubhub”) in connection with the proposed acquisition of Grubhub by Just Eat Takeaway.com in an all-stock 121 transaction (the “Proposed Merger”). These slides do not purport to contain all the information that may be necessary or desirable to fully and accurately value Just Eat Takeaway.com, Grubhub or the business prospects of the Proposed Merger. The information set out in this presentation is not intended to form the basis of any contract. By attending (whether in person, by telephone or webcast) this presentation or by reading the presentation slides, you 32 agree to the conditions set out below. You should conduct your own independent analysis of Just Eat Takeaway.com, Grubhub and the Proposed Merger, including consulting your own independent advisers in order to make an independent determination of the suitability, merits and consequences of the Proposed Merger. You should not base any behaviour in relation to financial instruments related to Just Eat Takeaway.com’s or Grubhub’s securities or any other securities and investments on information contained in this presentation until after such information is made publicly available by Just Eat Takeaway.com or Grubhub or any of their advisers. Any dealing or encouraging 174 others to deal on the basis of such information may amount to insider dealing under the Criminal Justice Act 1993 and/or market abuse under the Market Abuse Regulation (and/or, as applicable, such regulation as it forms part of the domestic UK law by virtue of section 3 of the European Union (Withdrawal) Act 2018 as amended from time to time). 176 None of Just Eat Takeaway.com, Grubhub, or any of their respective shareholders, subsidiaries, affiliates, associates, or their respective directors, officers, partners, employees, representatives and advisers (the “Relevant Parties”) 182 makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this presentation, or otherwise made available, nor as to the reasonableness of any assumption contained herein or therein, and any liability therefor (including in respect of direct, indirect, consequential loss or damage) is expressly disclaimed. Nothing contained herein or therein is, or shall be relied upon as, a promise or representation, whether as to the past or the future and no reliance, in whole or in part, should be placed on the fairness, accuracy, completeness or correctness of the information contained herein or therein. This presentation 250 includes only summary information and does not purport to be comprehensive. The information contained in this presentation has not been independently verified. Further, nothing in this presentation should be construed as constituting legal, business, tax, actuarial, financial or other specialist advice. None of the Relevant Parties has independently verified the material in this presentation. No statement in this presentation (including any statement of 175 estimated synergies) is, nor is any intended to be a profit forecast or estimate for any period and no statement in this presentation should be interpreted to mean that cash flow from operations, free cash flow, earnings, earnings per share or income on a clean current cost of supplies basis for Just Eat Takeaway.com or Grubhub or the combined group, as appropriate, for the current or future financial years would necessarily match or exceed the historical 65 published cash flow from operations, free cash flow, earnings, earnings per share or income on a clean current cost of supplies basis for Just Eat Takeaway.com or Grubhub, as appropriate. Statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to may not be 255 achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. Neither Grubhub nor its directors will be responsible for any statement on synergies or any information set out in this presentation relating to Just Eat Takeaway.com or its group. Neither Just Eat Takeaway.com nor its directors will be responsible for any information set out in this presentation relating to Grubhub or its 215 group. No statement in this presentation should be construed as a profit forecast or interpreted to mean that the combined group's earnings in the first full year following implementation of the Proposed Merger, or in any subsequent period, would necessarily match or be greater than or be less than those of Just Eat Takeaway.com or Grubhub for the relevant preceding financial period or any other period. As a result of rounding, the totals of data 170 presented in this presentation may vary slightly from the actual arithmetic totals of such data. The companies in which Just Eat Takeaway.com directly and indirectly owns investments are separate entities. In this presentation “Just Eat Takeaway.com” is sometimes used for convenience where references are made to Just Eat Takeaway.com and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is 69 served by identifying the particular company or companies. Similar references are made to “Grubhub” with similar logical application. 70 Just Eat Takeaway.com is a Dutch company subject to Dutch and UK procedural and disclosure requirements that are different from those of the U.S. Certain financial statements or other information included in this presentation 73 may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the U.S. 29

Legal Disclaimer (continued) 197 91 11 Forward Looking Statements This presentation contains “forward-looking statements” regarding Grubhub, Just Eat Takeaway.com or their respective management’s future expectations, beliefs, intentions, goals, strategies, plans and prospects, which, in the case 243 of Grubhub, are made in reliance on the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve substantial risks, known and unknown, uncertainties, assumptions and other factors that may cause actual results, performance or achievements to differ materially from future results expressed or implied by such forward-looking statements including, but not limited to, the occurrence of any event, 121 change or other circumstances that could give rise to the right of one or both of Grubhub or Just Eat Takeaway.com to terminate the merger agreement; the ability to obtain regulatory approvals and meet other closing conditions to the proposed merger on a timely basis or at all, including the risk that regulatory approvals required for the proposed merger are not obtained on a timely basis or at all or are obtained subject to conditions that are not anticipated 32 or that could adversely affect the combined company or the expected benefits of the proposed merger; the ability to obtain approval by Grubhub stockholders and Just Eat Takeaway.com shareholders on the expected schedule or at all; difficulties and delays in integrating Grubhub’s and Just Eat Takeaway.com’s businesses; risks that the proposed merger disrupts Grubhub’s or Just Eat Takeaway.com’s current plans and operations; failing to fully realize anticipated synergies, cost savings and other anticipated benefits of the proposed merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of 174 the proposed merger; the risk that unexpected costs will be incurred; the ability of Grubhub or Just Eat Takeaway.com to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the value of the Just Eat Takeaway.com ordinary shares to be issued in connection with the proposed merger; uncertainty as to the long-term value of the common stock of the combined company following the 176 proposed merger; the continued availability of capital and financing following the proposed merger; the outcome of any legal proceedings that may be instituted against Grubhub, Just Eat Takeaway.com or their respective directors and officers; changes in global, political, economic, business, competitive, market and regulatory forces; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; competitive developments; and 182 the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond Grubhub’s and Just Eat Takeaway.com’s control. These and other risks, uncertainties, assumptions and other factors may be amplified or made more uncertain by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Grubhub’s and Just Eat Takeaway.com’s businesses, operations and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions 250 taken to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Forward-looking statements generally relate to future events or Grubhub and Just Eat Takeaway.com’s future financial or operating performance and include, without limitation, statements relating to the proposed merger and the potential impact of the COVID-19 outbreak on Grubhub and Just Eat Takeaway.com’s 175 business and operations. In some cases, you can identify forward-looking statements because they contain words such as “anticipates,” “believes,” “contemplates,” “could,” “seeks,” “estimates,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms. 65 While forward-looking statements are Grubhub’s and Just Eat Takeaway.com’s current predictions at the time they are made, you should not rely upon them. Forward-looking statements represent Grubhub’s and Just Eat Takeaway.com’s management’s beliefs and assumptions only as of the date of this presentation , unless otherwise indicated, and there is no implication that the information contained in this presentation is made subsequent to such date. For additional information concerning factors that could cause actual results and outcomes to differ materially from those expressed or implied in the forward-looking statements, please refer to the cautionary statements and 255 risk factors included in Grubhub’s filings with the Securities and Exchange Commission (the “SEC”), including Grubhub’s Annual Report on Form 10-K filed with the SEC on February 28, 2020, Grubhub’s Quarterly Reports on Form 10-Q and any further disclosures Grubhub makes in Current Reports on Form 8-K. Grubhub’s SEC filings are available electronically on Grubhub’s investor website at investors.grubhub.com or the SEC’s website at www.sec.gov. For 215 additional information concerning factors that could cause future results to differ from those expressed or implied in the forward-looking statements, please refer to Just Eat Takeaway.com’s non-exhaustive list of key risks and cautionary statements included in Just Eat Takeaway.com’s Annual Report, which is available electronically on Just Eat Takeaway.com’s investor website at www.corporate.takeaway.com. Except as required by law, Grubhub and Just 170 Eat Takeaway.com assume no obligation to update these forward-looking statements or this presentation, or to update, supplement or correct the information set forth in this presentation or the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future. All subsequent written and oral forward-looking statements attributable to Grubhub, Just Eat Takeaway.com or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above. 69 70 73 30 Legal Disclaimer (continued) 197 91 11 Forward Looking Statements This presentation contains “forward-looking statements” regarding Grubhub, Just Eat Takeaway.com or their respective management’s future expectations, beliefs, intentions, goals, strategies, plans and prospects, which, in the case 243 of Grubhub, are made in reliance on the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve substantial risks, known and unknown, uncertainties, assumptions and other factors that may cause actual results, performance or achievements to differ materially from future results expressed or implied by such forward-looking statements including, but not limited to, the occurrence of any event, 121 change or other circumstances that could give rise to the right of one or both of Grubhub or Just Eat Takeaway.com to terminate the merger agreement; the ability to obtain regulatory approvals and meet other closing conditions to the proposed merger on a timely basis or at all, including the risk that regulatory approvals required for the proposed merger are not obtained on a timely basis or at all or are obtained subject to conditions that are not anticipated 32 or that could adversely affect the combined company or the expected benefits of the proposed merger; the ability to obtain approval by Grubhub stockholders and Just Eat Takeaway.com shareholders on the expected schedule or at all; difficulties and delays in integrating Grubhub’s and Just Eat Takeaway.com’s businesses; risks that the proposed merger disrupts Grubhub’s or Just Eat Takeaway.com’s current plans and operations; failing to fully realize anticipated synergies, cost savings and other anticipated benefits of the proposed merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of 174 the proposed merger; the risk that unexpected costs will be incurred; the ability of Grubhub or Just Eat Takeaway.com to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the value of the Just Eat Takeaway.com ordinary shares to be issued in connection with the proposed merger; uncertainty as to the long-term value of the common stock of the combined company following the 176 proposed merger; the continued availability of capital and financing following the proposed merger; the outcome of any legal proceedings that may be instituted against Grubhub, Just Eat Takeaway.com or their respective directors and officers; changes in global, political, economic, business, competitive, market and regulatory forces; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; competitive developments; and 182 the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond Grubhub’s and Just Eat Takeaway.com’s control. These and other risks, uncertainties, assumptions and other factors may be amplified or made more uncertain by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Grubhub’s and Just Eat Takeaway.com’s businesses, operations and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions 250 taken to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Forward-looking statements generally relate to future events or Grubhub and Just Eat Takeaway.com’s future financial or operating performance and include, without limitation, statements relating to the proposed merger and the potential impact of the COVID-19 outbreak on Grubhub and Just Eat Takeaway.com’s 175 business and operations. In some cases, you can identify forward-looking statements because they contain words such as “anticipates,” “believes,” “contemplates,” “could,” “seeks,” “estimates,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms. 65 While forward-looking statements are Grubhub’s and Just Eat Takeaway.com’s current predictions at the time they are made, you should not rely upon them. Forward-looking statements represent Grubhub’s and Just Eat Takeaway.com’s management’s beliefs and assumptions only as of the date of this presentation , unless otherwise indicated, and there is no implication that the information contained in this presentation is made subsequent to such date. For additional information concerning factors that could cause actual results and outcomes to differ materially from those expressed or implied in the forward-looking statements, please refer to the cautionary statements and 255 risk factors included in Grubhub’s filings with the Securities and Exchange Commission (the “SEC”), including Grubhub’s Annual Report on Form 10-K filed with the SEC on February 28, 2020, Grubhub’s Quarterly Reports on Form 10-Q and any further disclosures Grubhub makes in Current Reports on Form 8-K. Grubhub’s SEC filings are available electronically on Grubhub’s investor website at investors.grubhub.com or the SEC’s website at www.sec.gov. For 215 additional information concerning factors that could cause future results to differ from those expressed or implied in the forward-looking statements, please refer to Just Eat Takeaway.com’s non-exhaustive list of key risks and cautionary statements included in Just Eat Takeaway.com’s Annual Report, which is available electronically on Just Eat Takeaway.com’s investor website at www.corporate.takeaway.com. Except as required by law, Grubhub and Just 170 Eat Takeaway.com assume no obligation to update these forward-looking statements or this presentation, or to update, supplement or correct the information set forth in this presentation or the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future. All subsequent written and oral forward-looking statements attributable to Grubhub, Just Eat Takeaway.com or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above. 69 70 73 30

Legal Disclaimer (continued) 197 91 11 Additional Information and Where to Find It In connection with the proposed merger, Just Eat Takeaway.com will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed merger. The registration statement will 243 include a preliminary proxy statement of Grubhub/prospectus of Just Eat Takeaway.com which, when finalized, will be sent to the stockholders of Grubhub seeking their approval of the respective merger-related proposals. Also in connection with the proposed merger, Just Eat Takeaway.com will file with the Netherlands Authority for the Financial Markets (“AFM”) and/or the UK Financial Conduct Authority (“FCA”) a prospectus for the listing and admission to 121 trading on Euronext Amsterdam and/or the admission to listing on the FCA’s Official List and to trading on the London Stock Exchange’s Main Market for listed securities of the shares to be issued in connection with the proposed merger (the “Prospectus”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION 32 STATEMENT ON FORM F-4, THE PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, THE AFM AND/OR THE FCA IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GRUBHUB, JUST EAT TAKEAWAY.COM AND THE PROPOSED MERGER. Investors and security holders may obtain copies of these documents and any other documents filed with or furnished to the SEC by Grubhub or Just Eat Takeaway.com free of charge through the website maintained by the SEC at 174 www.sec.gov, from Grubhub at its website, investors.grubhub.com, or from Just Eat Takeaway.com at its website www.corporate.takeaway.com. The Prospectus, as well as any supplement thereto, will be made available on the website of Just Eat Takeaway.com at www.corporate.takeaway.com. 176 Participants in the Solicitation 182 Grubhub, Just Eat Takeaway.com and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger under the rules of the SEC. Information about Grubhub’s directors and executive officers is available in Grubhub’s proxy statement dated April 9, 2020 for its 2020 Annual Meeting of Stockholders. To the extent holdings of Grubhub securities by directors or executive officers of Grubhub have changed since the amounts contained in the definitive proxy statement for Grubhub’s 2020 Annual Meeting of Stockholders, such changes have been or will be reflected 250 on Statements of Change in Ownership on Form 4 filed with the SEC. These documents are available free of charge from the sources indicated above, and from Grubhub by going to its investor relations page on its corporate website at investors.grubhub.com. Information about Just Eat Takeaway.com’s directors and executive officers and a description of their interests are set forth in Just Eat Takeaway.com’s 2019 Annual Report, which may be obtained free of 175 charge from Just Eat Takeaway.com’s website, www.corporate.takeaway.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy 65 statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Grubhub or Just Eat Takeaway.com using the sources indicated above. 255 No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or 215 sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended and applicable United Kingdom, Dutch and other European regulations. 170 Non-GAAP Financial Measures and Alternative Performance Measures This presentation includes certain non-GAAP financial measures as defined by SEC rules and alternative performance measures as defined by European rules. Each of Grubhub and Just Eat Takeaway.com uses these non-GAAP financial measures and alternative performance measures, respectively, as key performance measures because each believes they facilitate operating performance comparisons from period to period by excluding potential 69 differences primarily caused by variations in capital structures, tax positions, the impact of acquisitions and restructuring, the impact of depreciation and amortization expense on its fixed assets and the impact of stock-based 70 compensation expense. These non-GAAP financial measures and alternative performance measures are not measurements of Grubhub's financial performance under GAAP nor of Just Eat Takeaway's financial performance under IFRS and should not be considered as an alternative to performance measures derived in accordance with GAAP and IFRS, as applicable. Each of Grubhub and Just Eat Takeaway.com has provided a reconciliation of those measures 73 to the most directly comparable GAAP and IFRS measures, respectively, which are available in Grubhub's Annual Report on Form 10-K and in Just Eat Takeaway.com's 2019 Annual Report, respectively. 31 Legal Disclaimer (continued) 197 91 11 Additional Information and Where to Find It In connection with the proposed merger, Just Eat Takeaway.com will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed merger. The registration statement will 243 include a preliminary proxy statement of Grubhub/prospectus of Just Eat Takeaway.com which, when finalized, will be sent to the stockholders of Grubhub seeking their approval of the respective merger-related proposals. Also in connection with the proposed merger, Just Eat Takeaway.com will file with the Netherlands Authority for the Financial Markets (“AFM”) and/or the UK Financial Conduct Authority (“FCA”) a prospectus for the listing and admission to 121 trading on Euronext Amsterdam and/or the admission to listing on the FCA’s Official List and to trading on the London Stock Exchange’s Main Market for listed securities of the shares to be issued in connection with the proposed merger (the “Prospectus”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION 32 STATEMENT ON FORM F-4, THE PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, THE AFM AND/OR THE FCA IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GRUBHUB, JUST EAT TAKEAWAY.COM AND THE PROPOSED MERGER. Investors and security holders may obtain copies of these documents and any other documents filed with or furnished to the SEC by Grubhub or Just Eat Takeaway.com free of charge through the website maintained by the SEC at 174 www.sec.gov, from Grubhub at its website, investors.grubhub.com, or from Just Eat Takeaway.com at its website www.corporate.takeaway.com. The Prospectus, as well as any supplement thereto, will be made available on the website of Just Eat Takeaway.com at www.corporate.takeaway.com. 176 Participants in the Solicitation 182 Grubhub, Just Eat Takeaway.com and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger under the rules of the SEC. Information about Grubhub’s directors and executive officers is available in Grubhub’s proxy statement dated April 9, 2020 for its 2020 Annual Meeting of Stockholders. To the extent holdings of Grubhub securities by directors or executive officers of Grubhub have changed since the amounts contained in the definitive proxy statement for Grubhub’s 2020 Annual Meeting of Stockholders, such changes have been or will be reflected 250 on Statements of Change in Ownership on Form 4 filed with the SEC. These documents are available free of charge from the sources indicated above, and from Grubhub by going to its investor relations page on its corporate website at investors.grubhub.com. Information about Just Eat Takeaway.com’s directors and executive officers and a description of their interests are set forth in Just Eat Takeaway.com’s 2019 Annual Report, which may be obtained free of 175 charge from Just Eat Takeaway.com’s website, www.corporate.takeaway.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy 65 statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Grubhub or Just Eat Takeaway.com using the sources indicated above. 255 No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or 215 sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended and applicable United Kingdom, Dutch and other European regulations. 170 Non-GAAP Financial Measures and Alternative Performance Measures This presentation includes certain non-GAAP financial measures as defined by SEC rules and alternative performance measures as defined by European rules. Each of Grubhub and Just Eat Takeaway.com uses these non-GAAP financial measures and alternative performance measures, respectively, as key performance measures because each believes they facilitate operating performance comparisons from period to period by excluding potential 69 differences primarily caused by variations in capital structures, tax positions, the impact of acquisitions and restructuring, the impact of depreciation and amortization expense on its fixed assets and the impact of stock-based 70 compensation expense. These non-GAAP financial measures and alternative performance measures are not measurements of Grubhub's financial performance under GAAP nor of Just Eat Takeaway's financial performance under IFRS and should not be considered as an alternative to performance measures derived in accordance with GAAP and IFRS, as applicable. Each of Grubhub and Just Eat Takeaway.com has provided a reconciliation of those measures 73 to the most directly comparable GAAP and IFRS measures, respectively, which are available in Grubhub's Annual Report on Form 10-K and in Just Eat Takeaway.com's 2019 Annual Report, respectively. 31